November 20, 2015

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:	Staff letter dated November 4, 2015
File No. 002-69494
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
Response dated October 16, 2015

This letter is in response to the Staff letter dated September 16, 2015 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: The executed convertible notes with exhibits and related documents are attached as exhibits to our September 30, 2015 Form 10-Q filing. This filing also includes as an exhibit the judgement of the Royal Court of Jersey handed down on November 18, 2015 confirming that Court’s non-enforcement of the convertible notes.

Comment No. 2: We have included in our September 30, 2015 Form 10-Q filing and will amend our disclosures, on a prospective basis, to include the following disclosure regarding Deposits on contracts and equipment and in Property, plant and Equipment. If we receive the substantiation from Linne Mining which we have demanded again this week, we will also amend, on a prospective basis, our disclosures and classifications in accordance with Industry Guide 7.

Deposits on Contracts and Equipment - The Company has made several deposits for purchases, the majority of which is for the potential acquisition of new properties, and the remainder for the purchase of mining equipment. The Company has requested but not received substantiation from Linne Mining for advances and amounts drawn down on the Mine Operator's Debt Facility. Amounts advanced but for which substantiation have been provided including assets for which title has not transferred to the Company and deposits made to mining and other contractors for future work have been recorded as Deposits on contracts and equipment. The Company carried Deposits on contracts and equipment as of September 30, 2015 and December 31, 2014 was $1,127,514, and $1,570,625, respectively.

Global Gold Corporation •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Property, plant and equipment - The Company has requested but not received substantiation from Linne Mining for advances and amounts drawn down on the Mine Operator's Debt Facility. Equipment and assets for which title has transferred to the Company, and have been received by the Company are recorded as the Company's property, plant and equipment. Construction in process includes the Company's assets which are not yet completed and place in service, such as the new plant at the Toukhmanuk property in Armenia (Pictures of construction progress are available on the Company’s website).

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman
Chief Financial Officer

cc:   Van Krikorian

        John E. Schmeltzer, III, Esq.